EXHIBIT 11

BAIRNCO CORPORATION AND SUBSIDIARIES

CALCULATION OF BASIC AND DILUTED EARNINGS PER SHARE

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
BASIC EARNINGS PER COMMON SHARE:

Net Income	$ 30,829,000	$ 2,649,000	$ 1,361,000

Weighted-average common shares outstanding	7,362,000	7,338,000	7,332,000

Basic Earnings Per Common Share	$ 4.19	$ 0.36	$ 0.19

DILUTED EARNINGS PER COMMON SHARE:

Net Income	$ 30,829,000	$ 2,649,000	$ 1,361,000

Weighted-average common shares outstanding	7,362,000	7,338,000	7,332,000
Dilutive Effect of Restricted Stock	64,000	32,000	--
Common shares issuable in respect to options issued to
employees with a dilutive effect	143,000	21,000	5,000
Total common shares assuming full dilution	7,569,000	7,391,000	7,337,000

Diluted Earnings Per Common Share	$ 4.07	$ 0.36	$ 0.19

Basic earnings per common share were computed by dividing net income by the weighted-average number of shares of common stock outstanding during each year. Diluted earnings per common share includes the effect of all dilutive stock options and restricted stock shares.